UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                      0-22848
                                   FORM 12B-25
                                                                   CUSIP NUMBER
                                                                   912-899-10-1
                           NOTIFICATION OF LATE FILING

(Check one):  | |  Form 10-K & Form 10-KSB    [ ]  Form 20-F    [ ]  Form 11-K
              [X]  Form 10-Q & Form 10-QSB    [ ]  Form N-SAR

                  For Period Ended:  December 31, 1997
                  [   ]       Transition Report on Form 10-K
                  [   ]       Transition Report on Form 20-F
                  [   ]       Transition Report on Form 11-K
                  [   ]       Transition Report on Form 10-Q
                  [   ]       Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________________________

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   Read Instructions (on page 3) Before Preparing Form. Please Print or Type
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

U.S. Wireless Data, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

2200 Powell Street, Suite 450
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City, State and Zip Code

Emeryville, CA  94608
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company requires the five-day filing extension for its Form 10-QSB for period ending December 31, 1997 since its normal closing schedule was impacted by a physical relocation of the accounting and administrative functions. The Wheat Ridge Colorado office was closed in late December and functions were moved to the corporate office in Emeryville California. This included the move of the accounting system and all related records. Personnel changes were also made as a result of the relocation. The filing extension allows for the time required to complete and review the quarterly filing.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

   Robert E. Robichaud            510                          596-2025
   -------------------            ---                          --------
         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                     |X|  Yes          |_|  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                     |X|  Yes          |_|  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on preliminary draft financial results, we expect the Company to report a net loss of approximately $1,450,000 for the second quarter of fiscal year 1998, ended December 31, 1997, as compared to a net loss of $68,000 for the prior years second quarter. The increased loss reflects the significant increase in headcount and infrastructure, which is under development to support the company's new distribution model. This transition is explained in the previous 10-Q and 10-K reports. The second quarter projected loss includes a $225,000 non-cash charge to interest expense related to accounting for the private placement offering completed in December 1997.

     The second quarter estimates are based on preliminary results and are subject to adjustments based on final accounting entries.

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                            U.S. WIRELESS DATA, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    February 17, 1998                         By:  Robert E. Robichaud
      --------------------------------------            -------------------
                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.